Form 51-102F3

Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(1) OF
NATIONAL INSTRUMENT 51-102 AND SECTION 5.2 OF
MULTILATERAL INSTRUMENT 61-101

1.	Name and Address of Company

Banro Corporation (the “Company”)
1 First Canadian Place
100 King Street West, Suite 7070
Toronto, Ontario M5X 1E3, Canada

2.	Date of Material Change

April 30, 2015.

3.	News Release

The news release attached hereto as Schedule “A” (the “News Release”) announcing the material change described herein was released through Marketwired on April 30, 2015.

4.	Summary of Material Change

The Company closed the US$70 million balance of its previously announced financing (the “Financing”), such balance involving a US$20 million gold forward sale transaction relating to the Twangiza mine and a US$50 million gold streaming transaction relating to the Namoya mine (together, the “Second Tranche”).

See the News Release, which is incorporated herein, for additional information in respect of the Financing.

5.	Full Description of Material Change

5.1        Full Description of Material Change

In addition to the information included in the News Release, the following disclosure is required under Multilateral Instrument 61-101 (“MI 61-101”).

(a)	a description of the transaction and its material terms:

The Company has closed the Financing. The purchasers (each, a “Purchaser”) under the Financing are funded by investment funds managed by Gramercy Funds Management LLC (“Gramercy”) and affiliated accounts. The Company closed on February 27, 2015 the first tranche of the Financing, involving a US$20 million gold forward sale transaction relating to the Twangiza mine, such that the total gross proceeds from the Financing are US$90 million.

Each of the two forward sale transactions provide for the prepayment by the Purchaser of US$20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month (i.e. 1,236 ounces per month for the two Twangiza forward sales). The forward sales may be terminated at any time upon payment to the Purchaser of a one-time termination amount that would result in the Purchaser receiving an amount equal to an IRR of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of US$1,100 per ounce for that month.

The streaming transaction provides for the payment by the Purchaser of a deposit in the amount of US$50 million and the delivery to the Purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are US$150 per ounce.

The contemplated use of proceeds from the second Twangiza forward sale and from the Namoya streaming arrangement, both of which closed on April 30, 2015, include:

•	significant reduction in the Company’s accounts payable;
•	repayment of the notes issued under the liquidity backstop facility announced in August 2014;
•	repayment of certain of the DRC bank debt;
•	payment of accrued dividends on the gold-linked preferred shares issued in April 2013; and
•	general corporate purposes, including the payment of bank and legal fees in relation to the Financing.

The Company entered into amending agreements made as of April 6, 2015 to amend the Company’s note indenture dated March 2, 2012 (the “Note Indenture”) and related collateral trust agreement dated March 2, 2012 (collectively, the “Amendments”) in order to secure the gold delivery obligations under both forward sales and the streaming transaction by way of a “Priority Lien” and a “Parity Lien”, respectively, within the meaning of the Note Indenture.

(b)	the purpose and business reasons for the transaction:

See 5.1(a) above.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:

See 5.1(a) above.

(d)	a description of:

(i) the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:

The Company believes that BlackRock, Inc. (including its investment advisory subsidiaries) (“BlackRock”) is an insider of the Company (based on public filings, BlackRock holds slightly more than 10% of the outstanding common shares of the Company) and controls certain 10% senior secured notes due 2017 outstanding under the Note Indenture (the “Notes”). The Amendments, as they relate to the Notes controlled by BlackRock, may be considered a related party transaction pursuant to MI 61-101. BlackRock was not a party to the Financing.

(ii)

the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

Not applicable.

(e)

unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

The board of directors of the Company unanimously approved the Amendments.

(f)

A summary in accordance with section 6.5 of MI 61-101 of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable. See section 5.1(i) below.

(g)	disclosure, in accordance with section 6.8 of MI 61-101 of every prior valuation in respect of the issuer that relates to the subject matter of or is otherwise relevant to the transaction:

(i) that has been made in the 24 months before the date of the material change report:

Not applicable.

(ii) the existence of which is known, after reasonable inquiry, to the issuer or to any director or senior officer of the issuer:

Not applicable.

(h)

the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

See 5.1(a) above.

(i)

disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61-101 respectively, and the facts supporting reliance on the exemptions:

The Company is relying on the exemption set out in subsection 5.7(1)(f) of MI 61-101 from the requirement for minority approval. No formal valuation is required under section 5.4 of MI 61-101.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Kevin Jennings, Senior Vice President and Chief Financial Officer (416) 366-2221

9.	Date of Report

May 8, 2015.

SCHEDULE “A”

News Release

PRESS RELEASE

Banro Closes Balance of US$90 Million Financing

Toronto, Canada - April 30, 2015 - Banro Corporation ("Banro" or the “Company”) (NYSE MKT - "BAA"; TSX - "BAA") announces that it has closed the US$70 million balance of its previously announced financing (the “Financing”), such balance includes a US$20 million gold forward sale transaction relating to the Twangiza mine and a US$50 million gold streaming transaction relating to the Namoya mine. The purchasers (each, a “Purchaser”) under these transactions are funded by investment funds managed by Gramercy Funds Management LLC and affiliated accounts. The Company closed on February 27, 2015 the first tranche of the Financing, involving a US$20 million gold forward sale transaction relating to the Twangiza mine (reference is made to the Company’s February 27, 2015 press release), such that the total gross proceeds from the Financing are US$90 million.

Each of the two forward sale transactions provide for the prepayment by the Purchaser of US$20 million for its purchase of 22,248 ounces of gold from the Twangiza mine, with the gold deliverable over three years, at 618 ounces per month (i.e. 1,236 ounces per month for the two Twangiza forward sales). The forward sales may be terminated at any time upon payment to the Purchaser of a one-time termination amount that would result in the Purchaser receiving an amount equal to an IRR of 20%. The terms of the forward sales also include a gold floor price mechanism whereby, if the gold price falls below US$1,100 per ounce in any month, additional ounces are deliverable to ensure a realized gold price of US$1,100 per ounce for that month.

The streaming transaction provides for the payment by the Purchaser of a deposit in the amount of US$50 million and the delivery to the Purchaser over time of 8.33% of the life-of-mine gold production from the Namoya mine (or any other projects located within 20 kilometres from the current Namoya gold mine). The ongoing payments to Namoya upon delivery of the gold are US$150 per ounce.

“We believe that with the proceeds from these financing transactions, the Company is fully funded, and along with stabilized gold production at Twangiza following its third consecutive record quarterly production and ramping up production at Namoya, Banro is in a solid position to achieve its growth objectives,” commented Banro Board Chairman, Richard Brissenden.

The contemplated use of proceeds from the second Twangiza forward sale and from the Namoya streaming arrangement, both of which closed today, include:

  significant reduction in the Company’s accounts payable;

  repayment of the notes issued under the liquidity backstop facility announced in August 2014;

  repayment of certain of the DRC bank debt;

  payment of accrued dividends on the gold-linked preferred shares issued in April 2013; and

  general corporate purposes, including the payment of bank and legal fees in relation to the Financing.

Copies of the main transaction documents for the Twangiza forward sales and Namoya streaming transactions have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres south of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Gramercy Funds Management LLC is a US$5 billion dedicated emerging markets investment manager based in Greenwich, CT with offices in London, Hong Kong, Singapore, Mexico City, and Buenos Aires. The firm, founded in 1998, seeks to generate superior risk-adjusted returns through a comprehensive approach to emerging markets supported by a transparent and robust institutional platform. Gramercy invests through both alternative and long-only strategies across all asset classes (sovereign USD and local currency debt, investment grade and high yield corporate debt, distressed debt, equity, private equity and special situations). www.gramercy.com.

Cautionary Note Concerning Forward-Looking Statements This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding future gold production and the anticipated effect of the Twangiza forward sale and the Namoya streaming transactions (including the contemplated use of proceeds) on the Company’s operations and financial condition) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; uncertainties relating to the availability and costs of financing needed in the future; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; the possibility of accidents, equipment breakdowns or other events resulting in interruptions in production; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 6, 2015 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit the Banro website at www.banro.com, or contact:
Banro Investor Relations, +1 (416) 366-2221, +1-800-714-7938, IR@banro.com.